UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Instructure, Inc.

(Name of Subject Company (Issuer))

PIV Merger Sub, Inc.

(Name of Filing Person—Offeror)

Instructure Holdings, LLC

(Name of Filing Person—Offeror)

Instructure Intermediate Holdings III, LLC

Instructure Intermediate Holdings II, LLC

Instructure Intermediate Holdings I, Inc.

Instructure Parent, LP

Instructure Parent GP, LLC

Thoma Bravo Fund XIII, L.P.

Thoma Bravo Partners XIII, L.P.

Thoma Bravo, LLC

(Names of Filing Persons—Other)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45781U103

(CUSIP Number of Class of Securities)

Holden Spaht

c/o Thoma Bravo, LLC

600 Montgomery Street, 20th Floor

San Francisco, California 94111

(415) 263-3660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gerald T. Nowak, P.C.

Theodore A. Peto, P.C.

Bradley C. Reed, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,013,476,612.20	$261,349.27

(1)

Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 38,263,210 shares of common stock of Instructure, Inc. The transaction value also includes the aggregate offer price for: (i) 582,432 shares issuable pursuant to outstanding options with an exercise price less than $49.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $49.00 minus the weighted average exercise price of such options; (ii) 2,436,258 shares underlying restricted stock units; and (iii) 25,197 shares estimated to be subject to outstanding rights under Instructure’s 2015 Employee Stock Purchase Plan.

(2)

Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: $261,349.27	Filing Party: PIV Merger Sub, Inc.
Form of Registration No.: Schedule TO	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) relating to the tender offer by PIV Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Instructure Holdings, LLC, formerly known as PIV Purchaser, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Instructure, Inc., a Delaware corporation (“Instructure”), at a price of $49.00 per Share net to the seller thereof in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase, dated February 24, 2020 and in the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented by adding the following text:

“Final Results of the Offer

The Offer and withdrawal rights expired at one minute after 11:59 p.m. Eastern Time on March 20, 2020 and was not extended. The Depositary has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 24,828,913 Shares had been validly tendered into and not withdrawn from the Offer (not including 7,802,215 Shares tendered pursuant to guaranteed delivery procedures that have not been “received” (as defined by Section 251(h)(6) of the DGCL by the Depositary in the Offer)), representing approximately 64.4% of all issued and outstanding Shares as of such time. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all Shares validly tendered into and not properly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser has acquired sufficient Shares so that the Merger can close without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, Parent and Purchaser intend to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, Instructure as treasury stock or any direct or indirect wholly owned subsidiary of Parent or Instructure, or Shares as to which the holder thereof has properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price. All Shares that were converted into the right to receive the Offer Price will be cancelled and cease to exist. Following the Merger, the Company will delist the Shares from the New York Stock Exchange and apply for termination of registration of the Shares under the Exchange Act.

The full text of the press release issued on March 23, 2020, announcing the expiration and results of the Offer is attached as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(H)	Joint Press Release issued by Thoma Bravo and Instructure, Inc. on March 23, 2020.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2020

PIV MERGER SUB, INC.

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	President

INSTRUCTURE HOLDINGS, LLC

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	President

INSTRUCTURE INTERMEDIATE HOLDINGS III, LLC

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	President

INSTRUCTURE INTERMEDIATE HOLDINGS II, LLC

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	President

INSTRUCTURE INTERMEDIATE HOLDINGS I, INC.

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	President

INSTRUCTURE PARENT, LP

By:	Instructure Parent GP, LLC
Its	General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	President

INSTRUCTURE PARENT GP, LLC

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	President

THOMA BRAVO FUND XIII, L.P.

By:	Thoma Bravo Partners XIII, L.P.
Its:	General Partner

By:	Thoma Bravo, LLC
Its:	General Partner

By:	/s/ Holden Spaht
Name:	Holden Spaht
Its:	Managing Partner

THOMA BRAVO PARTNERS XIII, L.P.

By:	Thoma Bravo, LLC
Its:	General Partner

/s/ Holden Spaht
Name:	Holden Spaht
Its:	Managing Partner

THOMA BRAVO, LLC

By:	/s/ Holden Spaht
Name:	Holden Spaht
Its:	Managing Partner